FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Email: info@LBIX.com

LEADING BRANDS, INC.
ANNOUNCES APPOINTMENTS TO THE BOARD

Vancouver, Canada, July 20, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company” or “LBIX”), is pleased to announce that in furtherance of the plan of arrangement transaction (the “Arrangement”) with Liquid Media Group Ltd. (“Liquid”), it has appointed Joshua Jackson, Daniel Cruz, Stephen Jackson and Krysanne Katsoolis to its board of directors.

Joshua Jackson is an actor, producer and director with over 20 years’ experience in the entertainment industry. Mr. Jackson has starred in over 30 films and has headlined TV shows such as “Fringe,” “Dawson’s Creek,” and “The Affair”. Daniel Cruz joined the Wealth Management department of Canaccord Financial Inc. in 2006 where he became one of the youngest Senior Investment Advisors. As a former film and television actor in his youth, Daniel combines his expertise in Securities and Capital Markets with his passion for the entertainment industry. Stephen Jackson acts as corporate counsel at Northland Properties Corporation and advises on a wide range of corporate, real estate, labour and commercial matters. Previously, he was a principal at Forstrom Jackson from 1999 where he advised clients on commercial and particularly securities matters in Canada, the USA, and other jurisdictions. He was called to the bar of B.C. in 1989 and has also been called to the bar of Yukon. He has acted as a director and officer of a number of public companies in Canada and the USA. Krysanne Katsoolis is an executive with over 20 years of extensive experience in overseeing companies in the production and distribution of film and television. Ms. Katsoolis is a Fulbright Scholar with a masters Law Degree from Columbia University.

The board looks forward to the adjourned special meeting of the LBIX shareholders on Monday, July 23, 2018, to vote upon the Arrangement. Please refer to the joint information circular of the Company and Liquid dated June 8, 2018 for reference to the transaction steps contemplated in the Arrangement.

On behalf of the board of directors

“Charles Brezer”

Charles Brezer
Director

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements, including information concerning the Arrangement. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory or shareholder approval and/or satisfaction of conditions pursuant to the Arrangement, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There can be no assurance that the Arrangement will be completed as proposed or at all. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.